

July 24, 2024

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

> **Re: Aigo Holding Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted June 28, 2024**
> **CIK No. 0002025255**

Dear Fufei Lin:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 28, 2024

Cover Page

1. Please revise disclosure regarding your post-offering ownership structure to identify Fufei Lin as the CEO of your company and quantify the percentage of aggregate voting power he will control. State, if true, that Mr. Lin will control the outcome of any matter requiring shareholder approval, and clarify whether you intend to rely upon any "controlled company" exemptions from listing standards upon consummation of the offering. Make conforming revisions in the prospectus summary and related risk factor so that all of this information is presented there as well.

2. Where you discuss your holding company corporate structure, revise to disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities

you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

3. Where you discuss being subject to PRC laws and regulations, revise to state that there are legal and operational risks associated with your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, while we note your statement that the potential impact of certain recent statements and regulatory actions by China's government is "uncertain," please elaborate on how these may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Lastly, please revise to cross-reference individual risk factors, rather than the broad "Risks Related to Our Legal and Regulatory Environment" section.

4. We note your discussion of transfers of cash through your organization, as well as your statement that your Cayman Islands holding company has not paid dividends to shareholders to date. Please further state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

7. Please expand your discussion of limitations on your ability to transfer cash between you, your subsidiaries, and investors. In this regard, we note that you reference "certain restrictions under the applicable local laws, including the laws of China," without additional information on the nature of these restrictions. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well.

8. Please highlight the cross-reference to the risk factors section on the cover page by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

July 24, 2024
Page 3

Prospectus Summary
Overview, page 1

9.   Please revise to provide a more thorough and balanced description of your financial condition in the prospectus summary. In this regard, we note that you highlight increases in your revenues and gross profit from 2022 to 2023 but do not acknowledge your lower net income in 2023 and net loss in 2022.

Risks related to our Company
Risks related to our legal and regulatory environment, page 3

10.   Where you discuss the significant regulatory, liquidity, and enforcement risks associated with your operations in China, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor, provide a cross-reference to the relevant individual risk factor.

Our Corporate History and Structure, page 4

11.   Please relocate your diagram of the company's corporate structure so that it is located early in the prospectus summary. Please also revise the diagram to identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. State, if true, that you do not use a variable interest entity (VIE) structure.

Cash transfers and dividend distributions, page 6

12.   Please confirm whether your statement that "no assets were transferred between [y]our company and a subsidiary" in 2022 and 2023 encompasses transfers of cash, and expand to provide such disclosure up to the date of the prospectus. Please also confirm whether the dividends paid by Fuzhuo Aigostar have been the only dividends or distributions between the holding company, subsidiaries, and investors to date, and address the tax consequences of such dividends. Provide a cross-reference to the consolidated financial statements. Additionally, please describe the "currency exchange control measures imposed by the PRC government," "certain restrictions under…laws of the PRC" impacting loans and capital contributions to subsidiaries, and any other restrictions or limitations on your ability to transfer cash between entities, across borders, and to U.S. investors or your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 6

13.	Disclose each of the "certain licenses, permits and approvals from relevant governmental authorities" that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. Confirm whether the filing requirement with the China Securities Regulatory Commission (CSRC) is the only permission or approval required to offer the securities being registered to foreign investors, and state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC). State affirmatively whether you have received all requisite permissions and approvals and whether any permissions or approvals have been denied. In this regard, you state that you "have obtained licenses, permits and registrations…necessary and material for [y]our business operations in China," but the disclosure here should not be qualified by materiality. Describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note that you address these possibilities but do not describe potential consequences.

14.	It is unclear whether you have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors, as you reference PRC counsel elsewhere but not in this section. If you have not relied upon an opinion of counsel, state as much and explain why such an opinion was not obtained. If you have relied upon an opinion of counsel, revise to clarify as much.

Implications of Being a Foreign Private Issuer, page 7

15.	Disclose here, as you do in the Management section beginning at page 102, that you plan to take advantage of certain "home country practice" exemptions from Nasdaq listing rules, and briefly summarize the exemptions upon which you intend to rely. Similarly revise risk factor disclosure related to your status as a foreign private issuer.

Risk Factors, page 13

16.	Please revise to include a risk factor regarding the material weaknesses that you have identified in your internal control over financial reporting, as discussed at page 57. Explain your remediation plan and disclose whether there is a timeline for such plan and any associated material costs.

Risks Related to Our Business and Industry
Changes in external economic environment may decrease the demand for our products..., page 14

17.	We note your statement that you "have experienced failure to achieve financial goals primarily due to the outbreak of the Russian-Ukraine war." Please provide further information to explain how the Russian-Ukraine war has impacted your results of operations. To the extent applicable, disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia's invasion of Ukraine.

Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

Risks Related to Our Legal and Regulatory Environment
The PRC government may intervene in or influence our operations in China..., page 25

18. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We note that you state here, "…if we were to become subject to the direct intervention or influence of the Chinese government…," but it appears from disclosure elsewhere that PRC laws and regulations already impact your business operations in China. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. In this regard, this risk factor inappropriately focuses on oversight over third party suppliers in China rather than your own operations. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Complying with evolving laws and regulations regarding cybersecurity..., page 27

19. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please expand this or another risk factor to specifically address how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Use of Proceeds, page 39

20. We note your disclosure that approximately 20% of net proceeds will be used for "purchasing warehouses for existing markets and establishing a warehousing system in new markets." If you will directly or indirectly acquire assets outside of the ordinary course of business, revise to briefly describe the assets and their cost. We further note that approximately 20% of net proceeds may be used for "acquisitions of, or investments in, other businesses or technologies." To the extent you have identified any particular businesses as acquisition targets, provide information on the status of the acquisition. Refer to Item 3.C.3 and Item 3.C.4 of Form 20-F. Additionally, please revise your risk factor regarding use of proceeds at page 34 to reflect that you also intend to use the proceeds of the offering to expand your warehousing facilities.

<u>Enforcement of Civil Liabilities, page 43</u>

21.   If one or more of your directors, officers, or members of senior management are located in the PRC or Hong Kong, revise to state that is the case and identify the relevant individuals. Make conforming revisions in the risk factor related to enforceability at page 33.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

22.   We note you present convenience translations to USD when discussing your period over period results. Please note convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period. Please revise to remove prior year convenience translation amounts from your filing.

<u>Results of Operations, page 52</u>

23.   Please revise to discuss and quantify material factors which impacted your results of operations within your discussion of your period over period results. For example, we note from your disclosure within the Business section on page 73, your growth in online sales was attributed to increases in the number of customers and average revenue per user. Refer to Item 5 of Form 20-F.

<u>Industry Overview, page 60</u>

24.   We note your disclosure that the information in this section is derived from an industry report commissioned by you and prepared by China Insights Consultancy. Please file as an exhibit to the registration statement the written consent of China Insights Consultancy required by Rule 436 under the Securities Act.

<u>Business, page 70</u>

25.   Certain disclosure in the prospectus implies that you rely on various third parties, aside from your suppliers, for the successful operation of your business. For example, at page 16 you state, "Despite our efforts to make our IoT products fully independent...we still need to rely on third-party service provider for our IoT integration at the current stage and in the near future." Additionally, we note your disclosure that you rely on third party e-commerce platforms for a majority of your online sales, and we further note that MD&A states that growth in revenue from your online business in the year ended December 31, 2023 was "mainly attributable to Amazon." Please revise to identify any third parties upon which you depend and clarify whether you have entered into agreements or arrangements with them. To the extent you have, disclose the material terms of such agreements and file them as exhibits to the registration statement or explain why you are not required to do so. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

<u>Overview, page 70</u>

26.   Your statement here and elsewhere that you "systematically procured over 4,000 stores" may be read to suggest that you own such stores, which does not appear to be the case based on supplemental disclosure at pages 72 and 84. Please revise to clarify whether you

intend to imply ownership of these stores. Additionally, where you reference "Project Falcon" in isolation at page 47, please provide context so that investors understand this initiative.

Our Strategies, page 74

27. We note that "enhanced focus and investment in IoT product offerings" is identified as a key strategic focus, as well as your statements elsewhere that you "anticipate spending significant resources" in connection with this key strategy and that 30% of the offering proceeds will be used for "research and development of new product lines, including the development of hardware and upgrading of our products." Please revise to provide additional information about your plan to grow your IoT product offerings, including your estimated timeline for such growth and any associated capital requirements. Clarify whether any collaborations with "industrial peers and research institutions" are currently contemplated. Ensure that any material risks associated with this growth strategy are disclosed.

Our Manufacturers, page 78

28. Provide additional information regarding the material terms of your typical agreements or arrangements with manufacturers and suppliers, including whether you enter into long-term agreements with such suppliers. Additionally, we note that your statement here that, "ODM manufacturers...provide both design and manufacturing services" is inconsistent with disclosure at pages 1 and 70 that, "We procure our products from...ODMs, who manufacture our products based on our product designs and specifications..." Please revise for consistency.

Regulation, page 90

29. In addition to summarizing the government regulations identified in this section, please revise to describe the material effects that such regulations have on your business. Refer to Item 4.B.8 of Form 20-F.

Management
Employment Agreements, page 106

30. Although you state that you have entered into contracts with "each of [y]our executive officers" through your subsidiary, only the form of employment agreement with your Chief Executive Officer is included in the exhibit index. Please file all employment agreements with executive officers as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

Principal Shareholders, page 107

31. Please revise the beneficial ownership table to include all of your directors and executive officers, rather than solely Mr. Lin. Refer to Item 6.E of Form 20-F.

Related Party Transactions, page 109

32. Please provide all of the disclosure required pursuant to Item 7.B of Form 20-F. For example, you discuss transactions that occurred in the fiscal years ended December 31, 2022 and 2023, but Item 7.B requires information "for the period since the beginning of

the company's preceding three financial years up to the date of the document." Further, there are a number of transactions, including advances and loans to the company, disclosed at pages F-26 through F-28 that are not addressed here. If these or other transactions constitute related party transactions that occurred within the timeframe set forth in Item 7.B, revise to provide all of the information called for by such item and file related agreements as exhibits to the registration statement, to the extent required by Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

33.   Please tell us your consideration of providing disaggregated revenue from your proprietary brands. In this regard, we note from your disclosure on page 1 that each brand "has its distinct product lines, marketing strategies and intended consumers." Refer to ASC 606-10-55-89 through 91.

Segment reporting, page F-18

34.   Please tell us how you determined that your online and offline operations do not represent separate operating segments pursuant to ASC 280.

General

35.   As we note that you have Hong Kong subsidiaries, please discuss applicable laws and regulations in Hong Kong, as well as the related risks and consequences. Examples of location-specific regulations that should be discussed include enforceability of civil liabilities in Hong Kong and China's Enterprise Tax Law. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

36.   We note your disclosure on the cover page and at page 31 that you are subject to the Trial Measures in connection with this offering. Please revise where appropriate throughout the filing to discuss where you are in the Trial Measures process and related timing considerations. Where you discuss consequences of non-compliance at page 30, please identify revision of filing as a potential consequence. Lastly, we note several places where you suggest that you are uncertain as to whether the Trial Measures will apply to this offering. For example, your risk factor at page 29 is captioned, "The approval of or filing with the CSRC…may be required…" and states, "If the filing procedure with the CSRC under the Trial Measures is required for this offering…" Please revise for consistency.

37.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

        Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Yu Wang